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                         [LETTERHEAD OF GLOBALCENTER]



                               January 15, 1998

VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Financing
450 Fifth Street NW
Washington, DC 20549
Attention:  Filing Desk, Stop 1-4

       RE:     GLOBALCENTER, INC.
               REQUEST FOR WITHDRAWAL OF FORM S-1
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               SEC FILE NUMBER FOR S-1: 333-38019
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Ladies and Gentlemen:

     Due to the fact that GlobalCenter, Inc. (the "Company" or "Registrant") has entered into an agreement related to the sale of the Company, the Company hereby withdraws its Registration Statement on Form S-1 (File No. 333-38019) initially filed with the Securities and Exchange Commission (the "Commission") on October 16, 1997. The Registrant has not sold or offered to sell any of its securities to any individuals by means of a preliminary prospectus.

     Please do not hesitate to contact Alan K. Austin or Mark L. Reinstra of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 with any questions you may have regarding the Registration Statement.


                              Very truly yours,

                              GLOBALCENTER, INC.



                              By:   /s/ Wayne A. Pratt
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                                    Wayne A. Pratt, Chief Financial Officer